

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 7, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Sidney D. Rosenblatt
Chief Financial Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

     **Re:**    **Universal Display Corporation**
             **Form 10-K for the Year Ended December 31, 2010**
             **Filed March 16, 2011**
             **File No. 001-12031**

Dear Mr. Rosenblatt:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 31

– Revenue Recognition and Deferred License Fees, page 31

1.      We note your disclosures here regarding non-refundable cash payments you receive under certain development and technology evaluation agreements.  You state that to the extent that the fees are creditable against license fees and/or royalties payable by the customer if a license agreement is subsequently executed with the customer, you defer revenue recognition until a license agreement is executed or negotiations have ceased and there is no appreciable likelihood of executing a license agreement with the customer.  In order to assist the reader with understanding the impact of these management judgments on your results of operations, please revise future filings to disclose the amount of revenues recognized in each period relating to cash payments that were creditable against license fees and/or royalties payable for which you determined there was no appreciable likelihood of executing a license agreement with the customer.

– Valuation of Stock-Based Compensation, page 31

2.      In order to help the reader better understand the impact of this critical accounting estimate on your results of operations, please revise future filings as appropriate to explain how you determine the significant assumptions used in the option-pricing model.  Discuss how you determine each significant assumption and how changes in the assumptions could impact your results of operations.  Please note this comment also applies to your discussion under "Accounting for Warrants" on page 32.

Item 9A.  Controls and Procedures, page 37

3.      We note your disclosure here that your management has concluded that your disclosure controls and procedures "are functioning effectively."  Please revise the disclosure in future filings to clearly state whether management has concluded that your disclosure controls and procedures are "effective" or "not effective."

Note 13.  Concentration of Credit Risk, page F-26

4.      We note your disclosure that revenues from outside North America represented 82% of your consolidated revenue in 2010.  Please revise future filings to provide the disclosures required by paragraph 280-10-50-41 of the FASB Accounting Standards Codification.  Please provide us with a sample of your proposed revised disclosures.

Note 14.  Income Taxes, page F-27

5.      We note that you have subsidiaries incorporated in Hong Kong and Korea.  We further note your disclosure in Note 13 that a significant portion of your revenues are generated outside of North America.  Please revise future filings to provide the disclosures set forth in Rule 4-08(h)(1)(i) of Regulation S-X or otherwise explain why such disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments.  In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief